July 31, 2007

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Patch International Inc.
Registration Statement on Form SB-2
Filed May 9, 2007
File No. 333-142781

Preliminary Information Statement on Schedule 14C
Filed April 4, 2007, as amended
File No. 0-28627

Form 10-KSB for the fiscal year ended May 31, 2006
Filed August 24, 2006

Form 8-K
Filed May 1, 2007

Dear Ms. Parker:

Patch International Inc. (the “Company”) responds to the comments of the Staff in its letter dated June 5, 2007 as follows.  The comments are set forth below, together with the Company’s responses.  Once these comments have been resolved, the Company will file an amendment to its registration statement on Form SB-2 and amendments to its reports under the Securities Exchange Act of 1934, as needed.

Registration Statement on Form SB-2

General

1.	Please be advised that, prior to requesting acceleration of effectiveness on this Form SB-2, you must clear all comments to the Schedule 14C filed April 4, 2007, as amended April 25, 2007.

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
July 31, 2007

Response:   The Company notes that comments on its proxy statement were cleared.  Its definitive Schedule 14A was filed with the Commission on July 19, 2007.

2.
We note that when describing events or transactions of the consolidated entity, you attribute these to various subsidiaries, such as Patch Energy and Patch Oilsands, rather than speaking from a consolidated point of view.  Please revise to utilize phrasing that is consistent with the basis on which you have prepared your financial statements (e.g. using “we” or “us”), rather than identifying the specific subsidiary involved, unless there is a particular reason to distinguish the entity, such as in the discussion of the acquisition of Damascus Energy in which you issued securities of your subsidiary.  Also, when revising specific disclosures to comply with comments in this letter, please ensure that you make similar changes to the related disclosures appearing elsewhere in the filing.

Response:  This comment has been noted.  The amended filings will reflect the revised language.

Management's Discussion and Analysis or Plan of Operation, page 10

3.
We note that you completed your acquisition of Damascus Energy Inc. on December 15, 2006, and that you filed separate financial statements for Damascus Energy Inc. in a Form 8-K on May 1, 2007.  As it appears you may have been following the guidance in Item 310(c) of Reg. S-B in filing the Form 8-K, tell us why you have not included financial statements for this acquisition in this registration statement.  Submit the analysis that you performed under EITF 98-3 in determining you had acquired a business.

Response:  The amended registration statement will include the audited financial statements of Damascus Energy.

Pursuant to EITF 98-3: Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, the Company determined that the acquisition of Damascus Energy was a purchase of assets - not a purchase of a business.  The factors considered in support of this were:

(1)	Damascus is a development stage company,
(2)	the transferred assets were not able, on a stand-alone basis, to continue normal operations and generate any revenue stream, and
(3)	the Company considered the missing elements taken as a whole to be more than minor.

Given these factors, the transaction was recorded at fair value as an acquisition of assets.

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
July 31, 2007

Even though the Company determined the Damascus transaction was an acquisition of assets, and not a business, the Company filed a current report on Form 8-K as the Company believes it was a material acquisition to the Company.

4.
On page 12, you state that you consolidate your investment in the Partnership, and that you recorded a gain on dilution, being the difference between Energy’s contribution to the Partnership (70%) and its equity interest (75%).  Please expand your disclosure to identify the partnership.  Please also describe your contribution, indicate what the other party contributed, and explain how these were determined to represent 70% and 30% respectively.  Tell us how the gain arose, provide us with your underlying computations and journal entries, and submit the analysis that you performed in determining you had an earnings event, or otherwise met the criteria outlined in SAB Topic 5:H.

Response:  The disclosure under the caption “Minority Interest” will be revised as follows to describe Energy’s contribution and the contribution of the other partners, as well as how the contributions represent 70% and 30%, respectively:

“Minority Interest.  On February 3, 2006, we formed a new subsidiary, Patch Oilsands Ltd. (“Oilsands”), and on February 27, 2006, we formed Patch Oilsands Limited Partnership (“Partnership”), in which Energy owns 75% of the Limited Partnership units, with Habanero Resources Inc. owning 20.8333% and Micron Enviro Systems Inc. owning 4.1667%.

Under the terms of the Partnership Agreement, Energy was able to subscribe for units, where unit proceeds were for other than the purchase of stock in the Company by the Partnership for consideration in transactions undertaken by the Partnership, at a preferential price to the two minority limited partners, such that they paid a multiple of 1.28571 of Energy’s subscription price, up to the earlier of $4,359,000  (CDN$5,000,000) in capital contributions or the introduction of another third party limited partner.  Oilsands managed the Partnership in its capacity as General Partner.  We consolidate our investment in the Partnership.  We recorded a loss/(gain) on dilution, which is the difference between Energy’s contribution to the Partnership (70%) and its equity interest (75%). Minority interest on the consolidated balance sheet represents the 25% minority interest in the net gain or (loss) and 25% of the net assets of the Partnership.”

Appended to this letter is an analysis of the loss on dilution that was calculated for the nine months ended February 28, 2007, as well as the corresponding journal entries.

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
July 31, 2007

5.
On page 19, you state that you earned an initial 30% undivided working interest in the Dover Oil Sands project in exchange for payment of $6.5 million, reimbursement to Bounty for all expenditures made to date on the project, and issuance of 4.3 million exchangeable shares.  Please disclose the amount paid as reimbursement of expenditures and indicate who received these shares.  Tell us if these shares were considered in your change of control analysis for the acquisition of Damascus Energy.

Response:  The disclosure in “Business and Properties – History and Overview” under the caption “Damascus Energy Inc.” will be revised as follows to include the amount of reimbursement of expenditures to Bounty and confirming that the exchangeable shares were all issued to Bounty:

“By acquiring Damascus, we received the right to earn up to an 80% working interest in the Dover Oil Sands Project, located in the Fort McMurray area of central Alberta, Canada under a farmout agreement between Damascus and Bounty Developments Ltd. (“Bounty”).  The Dover Oil Sands Project consists of 32 contiguous square miles of land approximately 40 miles northwest of Fort McMurray, representing 20,840 acres.  We earned an initial 30% undivided working interest in the Dover Oil Sands Project in exchange for payment of $6,479,915 (CAD$7,581,500) to Bounty, reimbursement to Bounty for all expenditures made to date on the project totalling $522,650 (CAD $611,500), and the issuance of 4,341,489 Patch Energy Exchangeable Shares to Bounty.  All of the shares were issued to Bounty.”

These shares were considered in the change of control analysis for the acquisition of Damascus Energy.  On December 15, 2006 (the date on which Patch acquired Damascus Energy), Damascus Energy had a total of 18,852,978 Class A Common Shares issued and outstanding, including the 8,682,978 Class A Common Shares issued to Bounty.  At the date of acquisition, Patch had a total of 16,639,274 shares issued and outstanding.  Consideration provided to the Damascus shareholders, in exchange for their Damascus shares, was 9,426,489 exchangeable shares of Patch Energy.  Assuming these shares were immediately converted into common shares of Patch, the former Damascus shareholders would hold 36% of the total issued and outstanding shares of Patch.  (See attached continuity schedule #5).

6.
On page 21, you quote the Canadian Energy Survey prepared by PricewaterhouseCoopers.  As this constitutes an expert reference, you will need to either obtain and file a consent from PricewaterhouseCoopers, or remove the disclosure.

Response: The disclosure that refers to the Canadian Energy Survey prepared by PriceWaterhouseCoopers will be removed in the amended filing.

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
July 31, 2007

Financial Statements - Nine Months Ended February 28, 2007, page F-1

Note 5 - Acquisitions, page F-7

7.
You state that you acquired Damascus Energy by issuing a single Class A Preferred Voting share, which had common stock equivalent voting rights of 9.4 million shares, plus shares of your subsidiary that are exchangeable for an additional 9.4 million shares of your common stock, once you increase your authorized number of shares.  Tell us who received these shares and the extent of ownership interest they had in each entity immediately prior to and following the acquisition.  Revise your disclosure to clarify the provisions associated with the Class A Preferred Voting share having to do with voting rights and any possible conversion to common shares; the meaning of your disclosure stating that the number of votes equals the common shares issuable for the exchangeable shares “are at that time outstanding are then exchangeable” should be clear.

Given that you had 15 million shares of common stock outstanding as of May 31, 2006, and with the terms of this transaction apparently conveying the equivalent of 18.8 million shares, please revise your disclosure on page 31, presently stating that the stockholders of Damascus and Holdco acquired voting control “as to 31% of the then outstanding voting stock,” to explain whether, when taking into consideration the voting rights of the Class A Preferred Voting share and the number of common shares issuable upon conversion of the exchangeable shares, there was a change in control of the enterprise.

Response:  Please see attached a schedule of Damascus shareholders, and a schedule of Exchangeable Share shareholders (Schedule 7).

As at January 16, 2007, the stockholders of Damascus and Holdco acquired 33.3% of the voting stock of the Company.

The Company has revised and clarified its disclosure under Notes 5 and 8 in the February 28, 2007 interim financial statements regarding the provisions associated with the Class A and Class B Preferred Voting shares regarding voting rights and possible conversion to common shares.  As amended, Note 5 will refer to Note 8.  As amended, Note 8 will state:

"8.	PREFERRED STOCK

The Company authorized two classes of preferred voting stock during the nine-month period ended February 28, 2007 as follows: one share of Class A Preferred Voting Stock, par value of $0.01 per share, and 10,000 shares of Class B Preferred Voting Stock, par value of $0.01 per share.  Refer to Notes 5(a) and (b).

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
July 31, 2007

The Class A Preferred Voting Stock has no dividend, or liquidation preferences over common stock holders.  This Class A Preferred Voting Share entitles 1286664 Alberta Ltd., as the trustee under the Exchange and Voting Trust Agreement and registered holder thereof, to attend and vote at all meetings of holders of shares of the Company’s common stock on behalf of the former shareholders of Damascus.  The maximum number of votes attached to this Class A Preferred Voting Share is that number of shares of the Company’s common stock into which the Exchangeable Shares issued in conjunction with the Class A Preferred Voting Share and at that time outstanding are then exchangeable, which is 9,426,489 as of the date of this financial statement.  The Class A Preferred Voting Share may be voted by proxy on all matters that may properly come before a meeting of the Company’s common shareholders. Prior to delivering a Class A Preferred Voting Share proxy, the trustee of the Class A Preferred Voting Share shall be obligated to determine the manner in which the holders of the then outstanding Exchangeable Shares issued in conjunction with the Class A Preferred Voting Share would vote on each matter put before the meeting of common shareholders.  The holder of the Class A Preferred Voting Share is then obligated to complete the Class A Preferred Voting Share proxy and record as votes in favor of the matter that number of votes equal to the number of common shares into which the Exchangeable Shares which voted in favor of the matter are then exchangeable and record as votes against the matter that number of votes equal to the number of the common shares into which the Exchangeable Shares which voted against the matter are then exchangeable.  The trustee is not entitled to cast any vote (either positive or negative) for which proxies have not been returned by the holder of the Exchangeable Shares.

The Company has also designated 10,000 shares of Class B Preferred Voting Stock, of which one share is issued and outstanding.  The Class B Preferred Voting Stock has no dividend, or liquidation preferences over common stock holders.  This Class B Preferred Voting Share entitles 1286664 Alberta Ltd., as the trustee under the Exchange and Voting Trust Agreement and registered holder thereof, to attend and vote at all meetings of holders of shares of the Company’s common stock on behalf of the shareholders of 1289307 Alberta Ltd.  The maximum number of votes attached to this Class B Preferred Voting Share is that number of shares of the Company’s common stock into which the Exchangeable Shares issued in conjunction with the Class B Preferred Voting Share and at that time outstanding are then exchangeable, which is 500,000 as of the date of this financial statement.  Except for the number of votes, the Class B Preferred Voting Stock is identical to the Class A Preferred Voting Stock.”

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
July 31, 2007

For further clarification, the Damascus shareholders received 9.4 million Exchangeable Shares of Patch Energy in exchange for their Damascus shares.  In total, there are 9.4 million votes associated with these shares, as the shares have voting rights only through the Patch International Class A and Class B Preferred Voting shares and the provisions of the Exchange and Voting Trust Agreement and do not have voting rights on their own. The Class A and Class B Preferred Voting shares carry only those number of votes represented by Exchangeable Shares then outstanding.  Once an Exchangeable Share of Patch Energy is converted into a share of Patch International, the Class A or Class B Preferred Voting share has one less vote.

The Company will include revised disclosure on page 31 to correct the percentage of voting stock acquired to 33.3%:

“Changes in Control

As a result of the acquisition of Damascus Energy Inc. (“Damascus”) and 1289307 Alberta Ltd. (“Holdco”), the stockholders of Damascus and Holdco acquired voting control as to ~~31.2~~33.3% of the then outstanding voting stock through the issuance of the Class A and Class B Preferred Voting Stock.”

8.
Your disclosure indicates that the exchangeable shares would be converted to common shares only after you have increased your authorized number of shares.  Please expand your disclosure to include details sufficient to understand your presentation of the $13 million liability reported for exchangeable shares on your February 28, 2007 balance sheet, including the rationale and manner of calculation; ensure that you explain the recourse available to holders of the exchangeable shares, absence an eventual increase in your authorized number of shares.  Submit the analysis that you performed under EITF 00-19 in determining that liability accounting was required.  On a related point, please modify your disclosure to explain the extent to which the holders of the Series A Preferred Shares of Energy, which you refer to as the exchangeable shares, have voting or economic interests in the operations and assets of this subsidiary.

Response:  The disclosure in Note 5 of the financial statements has been expanded to include an explanation of the $13 million liability reported for exchangeable shares.  The following two paragraphs will be added to the end of Note 5:

“The holders of the Series A Preferred shares of Patch Energy Inc. do not have any voting or economic interest in the operations and assets of Patch Energy Inc.

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
July 31, 2007

The value of the purchase price calculated in both Notes 5(a) and (b) totalling $13,102,965 has been presented as a liability on the face of the balance sheet as at February 28, 2007. In accordance with EITF 00-19 - Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, the Company determined that, at the classification assessment date, share settlement was not within the control of the Company, as shareholder approval was required, and therefore the value of the exchangeable shares is classified as a liability.”

The first paragraph in Note 5(a) will be revised to state:

a)
The Company entered into a Share Exchange Agreement dated December 1, 2006 with Damascus Energy Inc. (“Damascus”), whereby the Company would acquire 100% of the issued and outstanding share capital of Damascus.  The transaction closed on December 15, 2006, and is accounted for using the purchase method.  Under the terms of the Share Exchange Agreement, because the Company did not have enough authorized shares to effect the transaction, Patch Energy Inc. (“Energy”) (a wholly-owned subsidiary of the Company) acquired all of the issued and outstanding common shares of Damascus (18,852,978 common shares) in consideration for one share of Class A Preferred Voting Stock of the Company (the “Preferred Voting Share”) and 9,426,489 shares of Series A Preferred Stock of Energy (the “Exchangeable Shares”) that are exchangeable for 9,426,489 shares of the Company’s common stock. Refer to Note 8.~~The Preferred Voting Share entitles the holder to attend and vote at all meetings of holders of shares of common stock of the Company.  The maximum number of votes attached to the Preferred Voting Share equals the number of shares of common stock of the Company into which the Energy Exchangeable Shares issued in conjunction with the Preferred Voting share are at that time outstanding are then exchangeable.~~  The Exchangeable Shares will be exchanged when the Company has increased its authorized common stock, however no recourse exists should approval not be received by the Company allowing for the conversion of the Exchangeable Shares into the Company’s common stock.  The shares were valued at $1.32, based upon the weighted average market price of the Company’s common shares at the closing date of the transaction.  The president of Damascus, who was also a director of Energy prior to the acquisition, was appointed to serve as a director of the Company.  A director of Energy received $244,840 (CAD$283,019) in connection with the acquisition.

The first paragraph of Note 5(b) will be similarly revised.

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
July 31, 2007

Regarding the Company’s analysis under EITF 00-19, reference is made to paragraph 19, which states:

“If a company could be required to obtain shareholder approval to increase the company’s authorized shares in order to net share or physically settle a contract, share settlement is not controlled by the company.  Accordingly, a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control settlement by delivering shares.  In that evaluation, a company must compare (a) the number of currently authorized but unissued shares, less the maximum number of shares that could be required to be delivered during the contract period under existing commitments… with (b) the maximum number of shares that could be required to be delivered under share settlement of the contract.  If the amount in (a) exceeds the amount in (b) and the other conditions in this Issue are met, share settlement is within the control of the company and the contract should be classified as a permanent equity instrument.  Otherwise share settlement is not within the control of the company and asset or liability classification is required.”

The Company determined that, at the classification assessment date, share settlement was NOT within the control of the Company, as shareholder approval was required, and therefore liability classification of the exchangeable shares is required.

The Company has also modified its disclosures to explain that the holders of the Series A Preferred Shares of Energy, have no voting or economic interests in the operations and assets of Patch Energy Inc.

9.
As you had several capital transactions relating to stock issued for the acquisitions of Damascus Energy and 1289307 Alberta Ltd., it would be helpful to have a roll forward of the equity accounts for the nine-month interim period ended February 28, 2007.

Response: A Statement of Stockholders’ Equity will be included in the financial statements for the nine-month interim period ended February 28, 2007. Please see the attached financial statements.

Note 13 - Subsequent Event, page F-14

10.
You state that you completed a sale of assets to Great Northern Oilsands Inc. on March 8, 2007.  Given that you also disclose in Note 3 on page FFF-4 of your Pro Forma financial statements that you had entered into a letter agreement to complete this transaction on January 16, 2007, tell us why you did not find it necessary to present the related activity as discontinued operations, following the guidance in paragraphs 30 and 41 through 44 of SFAS 144 for assets held for sale.  Please revise your disclosures beginning on page 14, concerning your results of operations, to clearly distinguish continuing operations from discontinued operations, based on the financial statement presentation.

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
July 31, 2007

Response:  After performing an analysis of the sale of assets to Great Northern Oilsands Inc. under paragraph 30 of SFAS 144, the Company has determined that the sale meets all of the criteria set out in that paragraph.  Therefore, the Company has revised its disclosures in the interim financial statements for the nine-month period ended February 28, 2007 to include assets held for sale on the interim consolidated balance sheet and discontinued operations on the interim consolidated statement of operations.  Please see the attached financial statements.

Financial Statements – Fiscal Years Ended May 30, 2006 and 2005, page FF-1

Statement of Stockholders’ Equity (Deficit), page FF-5

11.
We note that you acquired all the issued and outstanding common stock of Patch Energy Inc. in 2004 and accounted for this acquisition as a reverse merger recapitalization, with this entity being treated as the accounting acquirer.  Therefore, in the statement of stockholders’ equity, all issuances of shares prior to the date of the merger should be recast to reflect the ratio of shares exchanged in the merger, not unlike a stock split or reverse stock split, along with any adjustment to the par value of common shares.

We understand that the 5,157,702 shares you have listed as Praxis Pharmaceuticals, Inc. were the outstanding shares of the legal entity immediately prior to the event; please revise the caption to clarify.  Please also align the book value of the net assets acquired in the recapitalization, identified as a net liability of $152,024 on page FF-12, with this corresponding share count.  Completing the foregoing should eliminate the need for the 18,232,625 and 4,558,146 share entries, as well as the $250,000 positive and negative cancelling entries; please revise accordingly.

Response:  The Statement of Stockholders’ Deficiency in the financial statements for the years ended May 31, 2006 and 2005 will be revised to reflect the changes described in your comment.  Please see the attached Statement of Stockholders’ Equity (Deficit).

Form 8-K Filed May 1, 2007

Financial Statements – Damascus Energy, Inc.

Statement of Cash Flows, page F-4

12.
We note that you present $7.2 million for changes in “non-cash working capital” as investing activities in 2006.  Please disclose details sufficient to understand what this item represents, so that it is clear which category of cash receipts described in paragraph 16 of SFAS 95 you are reporting.  Please also disclose details of the $8.2 million cash expenditure that you report in 2006.  If these do not represent actual cash receipts and disbursements, please revise as necessary to comply with SFAS 95.

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
July 31, 2007

Response:  The Statement of Cash Flows will be revised to present a total cash disbursement of $1,090,157 for oil and gas expenditures, which represents the actual cash disbursement.  Please see the attached Statement of Cash Flows.

Note 4 – Property and Equipment, page F-10

13.
We note that you entered into an agreement with Bounty Developments Ltd. for a right to earn up to an 80% working interest in the Dover Oil Sands Project.  You state that you paid $6.6 million to Bounty and issued approximately 8.7 million shares of your stock.  You also state that you paid 6 million shares for finders’ fees.  Tell us who the beneficial owners of Bounty Developments Ltd. are, who received the finders’ fees, and the reasons you believe the value ascribed to the shares issued for each component has been appropriately capitalized.  Please also tell us why you believe the shares issued, in each instance, were appropriately valued at $0.35 per share.

Since Damascus Energy appears to have had 2.1 million shares outstanding as of December 31, 2005, the 2006 issuance of 14.7 million shares for the interest in Dover Oil Sands Project seems to have largely secured a continuing interest for Bounty Developments Ltd. and its owners.  As there are circumstances under which the retention of a controlling interest would require accounting based on the carry-over values of historical costs, please explain to us how you have factored this aspect of the transaction into your decision to step-up the basis in the assets received, utilizing the value of shares issued.  Tell us the cost basis that Bounty had in the agreement concerning this property immediately before the event, as well as any other assets or liabilities conveyed, as would be calculated under generally accepted accounting principles.

Response: The Company has been advised that Bounty Developments Ltd. is owned and controlled 100% by William H. Clark of Calgary, Alberta.

The 6,000,000 Damascus shares, paid as finders’ fees, were received by:
Michael Vandale 3,850,000
Theoren Fleury 150,000
1284810 Alberta Ltd. 2,000,000

The Company has been advised that 1284810 Alberta Ltd. is owned and controlled 100% by David Lane of Vancouver, British Columbia.

At November 30, 2006 (prior to the Bounty farm-in), Damascus Energy had a total of 3.47 million shares outstanding.  At November 30, 2006 a total of 6.0 million shares were issued as finders’ fees with respect to the Dover Oil Sands Project.  Bounty Developments Ltd. was issued a total of 8.68 million shares for the interest in the Dover Oil Sands Project.  Total outstanding shares of Damascus Energy (after the Dover farm-in) was 18.15 million shares.  The shares owned by Bounty Developments Ltd. represented 47.8% of total issued and outstanding shares of Damascus.  The farm-in

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
July 31, 2007

with Bounty for Dover was an arm’s-length transaction with a private corporation and therefore the cost basis that Bounty had in the property is unknown to the Company.  The arm’s-length nature of the transaction is demonstrated by the fact that Bounty has entered into similar transactions with Excelsior Energy Limited of Calgary, Alberta, in February 2007, and Southern Pacific Resource Corp. of Calgary, Alberta, in June 2007.

The Company believes that the value ascribed to the shares issued has been appropriately capitalized with a value of US$0.35 per share (CAD$0.40 per share).  At approximately the same time as the Bounty transaction, Damascus Energy engaged in a private placement of its common shares on a flow-through basis.  Under the terms of the flow-through share issue, the related resource expenditure deductions are renounced to the shareholder in accordance with income tax legislation.  The price of US$0.35 per share represents a discounted price from the flow-through private placement pricing of US$0.43 (CAD$0.50).  The Company’s research indicates that a premium of 20% - 25% is reasonable on the issuance of flow-through shares.

Form 10-KSB for the Fiscal Year Ended May 30, 2006

General

14.
Given that the accounting and disclosures in your registration statement are similar in many instances to the reporting in your periodic reports, it may be necessary to amend your annual and subsequent interim reports to comply with comments written on your registration statement.  Please contact us regarding this matter if you require further clarification, or if you decide not to proceed with your registration statement.

Response: This has been noted. As stated above, the Company will amend these filings once the comments have been resolved.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Enclosures

Cc:	Patch International, Inc.

Analysis in response to comment #4

Journal Entry at February 28 2007:

1. Noncontrolling interest	23,649
Net loss		23,649

Allocate 25% on net loss to third parties ($94,596 * 25% = $23,649)

2. Capital contribution	840,843
Foreign currency translation adjustment	19,130
Noncontrolling interest		834,241
Retained earnings		25,732

~ Elimiate third party contribution

Noncontrolling interest	11,971
Foreign currency translation adjustment		11,971

~ 25% of change from quarter to quarter in comprehensive income/loss of Patch Oilsands LP

Foreign currency translation adjustment	13,600
Noncontrolling interest		13,600

~ adjustment of May 31 minority interest

PATCH INTERNATIONAL INC.			Schedule #5
SCHEDULE OF COMMON SHARES OUTSTANDING AS OF THE DECEMBER 15, 2006
ACQUISITION OF DAMASCUS ENERGY INC.

Date of
Issue	Description	Issued	Cumulative
May 31, 2006	Balance forward	15,163,112	15,163,112
Q1 2007 activity:
Jun-06	Stock option exercises	300,000	15,463,112
Jul-06	Stock option exercises	30,000	15,493,112
Jul-06	Investor relations services	222,250	15,715,362
Aug-06	Stock option exercises	50,000	15,765,362
Aug-06	Treasury stock cancelled	(3,588)	15,761,774
August 31, 2006	Shares outstanding		15,761,774

Q2 2007 activity:
Sep-06	Treasury stock purchased by Patch	(2,000)	15,759,774
Oct-06	Investor relations services	30,000	15,789,774
Nov-06	Add back treasury stock purchased by Patch (not yet cancelled to treasury)	2,000	15,791,774
November 30, 2006	Shares outstanding		15,791,774

Q3 2007 activity:
5-Dec-06	Stock option exercises	100,000	15,891,774
6-Dec-06	Stock option exercises	200,000	16,091,774
8-Dec-06	Stock option exercises	502,500	16,594,274
12-Dec-06	Stock option exercises	45,000	16,639,274
December 15, 2006	Shares outstanding immediately prior to Damascus acquisition		16,639,274

15-Dec-06	Damascus acquisition (Patch International acquired 18,852,976 Damascus
	shares in exchange for 9,426,489 Exchangeable Shares of Patch International)	9,426,489	26,065,763	Immediately after the acquisition of Damascus by Patch International, the former Damascus shareholders held 36% of the outstanding shares of Patch International.
December 15, 2006	Shares outstanding		26,065,763

PATCH INTERNATIONAL INC.
SCHEDULE OF COMMON SHARES OUTSTANDING AS OF THE JANUARY 16, 2007
ACQUISITION OF 1289307 ALBERTA LTD.

Date of
Issue	Description	Issued	Cumulative
May 31, 2006	Balance forward	15,163,112	15,163,112
Q1 2007 activity:
Jun-06	Stock option exercises	300,000	15,463,112
Jul-06	Stock option exercises	30,000	15,493,112
Jul-06	Investor relations services	222,250	15,715,362
Aug-06	Stock option exercises	50,000	15,765,362
Aug-06	Treasury stock cancelled	(3,588)	15,761,774
August 31, 2006	Shares outstanding		15,761,774

Q2 2007 activity:
Sep-06	Treasury stock purchased by Patch	(2,000)	15,759,774
Oct-06	Investor relations services	30,000	15,789,774
Nov-06	Add back treasury stock purchased by Patch (not yet cancelled to treasury)	2,000	15,791,774
November 30, 2006	Shares outstanding		15,791,774

Q3 2007 activity:
5-Dec-06	Stock option exercises	100,000	15,891,774
6-Dec-06	Stock option exercises	200,000	16,091,774
8-Dec-06	Stock option exercises	502,500	16,594,274
12-Dec-06	Stock option exercises	45,000	16,639,274
December 15, 2006	Shares outstanding immediately prior to Damascus acquisition		16,639,274

15-Dec-06	Damascus acquisition (Patch International acquired 18,852,976 Damascus
	shares in exchange for 9,426,489 Exchangeable Shares of Patch International)	9,426,489	26,065,763
December 15, 2006	Shares outstanding		26,065,763

18-Dec-06	Flow through shares issued - tranche #1	2,590,000	28,655,763
2-Jan-07	Flow through shares issued - tranche #2	650,000	29,305,763
January 16, 2007	Shares outstanding immediately prior to the acquisition of 1289307 Alberta Ltd.		29,305,763

16-Jan-07	1289307 Alberta Ltd. Acquisition (Patch International acquired all of the
	issued and outstanding shares of 1289307 Alberta Ltd. In exchange for
	500,000 Exchangeable Shares of Patch International Inc.	500,000	29,805,763
January 16, 2007	Shares outstanding		29,805,763

PATCH INTERNATIONAL INC.
SCHEDULE OF COMMON SHARES OUTSTANDING AS OF FEBRUARY 28, 2007

Date of
Issue	Description	Issued	Cumulative
May 31, 2006	Balance forward	15,163,112	15,163,112
Q1 2007 activity:
Jun-06	Stock option exercises	300,000	15,463,112
Jul-06	Stock option exercises	30,000	15,493,112
Jul-06	Investor relations services	222,250	15,715,362
Aug-06	Stock option exercises	50,000	15,765,362
Aug-06	Treasury stock cancelled	(3,588)	15,761,774
August 31, 2006	Shares outstanding		15,761,774

Q2 2007 activity:
Sep-06	Treasury stock purchased by Patch	(2,000)	15,759,774
Oct-06	Investor relations services	30,000	15,789,774
Nov-06	Add back treasury stock purchased by Patch (not yet cancelled to treasury)	2,000	15,791,774
November 30, 2006	Shares outstanding		15,791,774

Q3 2007 activity:
5-Dec-06	Stock option exercises	100,000	15,891,774
6-Dec-06	Stock option exercises	200,000	16,091,774
8-Dec-06	Stock option exercises	502,500	16,594,274
12-Dec-06	Stock option exercises	45,000	16,639,274
December 15, 2006	Shares outstanding immediately prior to Damascus acquisition		16,639,274

15-Dec-06	Damascus acquisition (Patch International acquired 18,852,976 Damascus
	shares in exchange for 9,426,489 Exchangeable Shares of Patch International)	9,426,489	26,065,763
December 15, 2006	Shares outstanding		26,065,763

18-Dec-06	Flow through shares issued - tranche #1	2,590,000	28,655,763
2-Jan-07	Flow through shares issued - tranche #2	650,000	29,305,763
January 16, 2007	Shares outstanding immediately prior to the acquisition of 1289307 Alberta Ltd.		29,305,763

16-Jan-07	1289307 Alberta Ltd. Acquisition (Patch International acquired all of the
	issued and outstanding shares of 1289307 Alberta Ltd. In exchange for
	500,000 Exchangeable Shares of Patch International Inc.	500,000	29,805,763
January 16, 2007	Shares outstanding		29,805,763

26-Jan-07	Stock option exercises	25,000	29,830,763
29-Jan-07	Stock option exercises	337,500	30,168,263
February 28, 2007	Shares outstanding		30,168,263

	Balance at February 28, 2007:
	Common shares outstanding	67%	20,241,774
	Exchangeable shares outstanding	33%	9,926,489
		100%	30,168,263

PATCH INTERNATIONAL INC.
SHAREHOLDER INFORMATION			SCHEDULE 7

	Damascus Energy Inc		Exchangeable Shares of Patch Int'l Rec'd
	Shares Held	Percentage	Number of Shares	Percentage

1284810 Alberta Ltd.	2,000,000	11%	1,000,000	11%
Aaron Serhan	100,000	1%	50,000	1%
Accretive Flow-Through (2005) Limited Partnership	600,000	3%	300,000	3%
Accretive Limited Partnership I	600,000	3%	300,000	3%
Bounty Development Ltd.	8,682,978	46%	4,341,489	46%
C.M. Ryer Professional Corporation	100,000	1%	50,000	1%
Curtis Stewart	400,000	2%	200,000	2%
D. Alan Ross Professional Corp	40,000	0%	20,000	0%
Dean Ehrmantraut	50,000	0%	25,000	0%
Donald Edwards	300,000	2%	150,000	2%
Kenneth Hobday	40,000	0%	20,000	0%
Michael Vandale	4,650,000	25%	2,325,000	25%
Paul Moynihan	100,000	1%	50,000	1%
Powerone Capital Corp	300,000	2%	150,000	2%
Ron Rochon	200,000	1%	100,000	1%
Ronald Holmes	100,000	1%	50,000	1%
Sheldon Inwentash	300,000	2%	150,000	2%
Theoren Fleury	150,000	1%	75,000	1%
Trent McCleary	40,000	0%	20,000	0%
Troy Nagy	50,000	0%	25,000	0%
Vern Armitage	50,000	0%	25,000	0%
	18,852,978	100%	9,426,489	100%

The share totals listed above for Damascus Energy Inc. includes all the issued and outstanding shares of Damascus as at December 15, 2006.

	Schedule 7 (b)

	16-Jan-07	28-Feb-07

Shares Outstanding	19,877,274	20,239,774

Damascus Acquisition	9,426,489	9,426,489

1289307 Alberta Ltd. (Holdco) Acquisition	500,000	500,000

Total "Voting" Stock	29,803,763	30,166,263

% acquired by Damascus & Holdco	33.31%	32.91%

Patch International Inc.
February 28, 2007
(unaudited)
Page

Consolidated Balance Sheets	F – 2

Consolidated Statements of Operations	F – 3

Consolidated Statements of Cash Flows	F – 4

Notes to the Consolidated Financial Statements	F – 6

PATCH INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)
(unaudited)

	February 28, 2007	May 31, 2006
	$	$
ASSETS
Current Assets
Cash and cash equivalents	14,369,791	4,473,444
Accounts receivable	407,293	29,260
Due from related parties (Note 6)	1,012,836	-
Prepaid expenses and other	107,481	70,603

Total Current Assets	15,897,401	4,573,307
Available-for-sale securities (Note 3)	-	7,241,000
Property and equipment	67,241	1,452
Oil and gas interests (successful efforts method) (Note 4)	~~42,604,389~~40,268,780	~~2,964,017~~2,150,362
Assets held for sale (Note 13)	2,335,609	813,655

Total Assets	58,569,031	14,779,776

LIABILITIES & STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	2,615,508	215,694
Deposit (Note 13)	84,724	-
Income taxes payable (Note 3)	2,671,261	2,181,000
Due to related parties (Note 6)	1,000,000	86,878

Total Current Liabilities	6,371,493	2,483,572
Exchangeable shares (Note 5)	13,102,965	-
Special warrants (Note 10)	18,759,033	-
Asset retirement obligations (Note 7)	326,614	34,379
Deferred income taxes	3,720,926	-

Total Liabilities	42,281,031	2,517,951

Non-controlling Interest	722,689	570,862

STOCKHOLDERS’ EQUITY
Class A Preferred Voting Stock: 1 share authorized with par value of $0.01 per share; 1 share issued and outstanding	-	-

Class B Preferred Voting Stock: 10,000 shares authorized with par value of $0.01 per share; 1 share issued and outstanding	-	-

Common Stock: 25,000,000 common shares authorized with par value of $0.001 per share; 20,239,774 shares issued and outstanding (May 31, 2006 – 15,163,112 shares) (excludes 2,000 shares held in treasury (Note 9))	20,240	15,163
Additional paid-in capital	9,462,763	3,335,380
Stock subscriptions receivable	(117,790)	-
Accumulated other comprehensive (loss) income	(68,175)	7,352,558
Retained earnings	6,268,273	987,862

Total Stockholders’ Equity	15,565,311	11,690,963

Total Liabilities and Stockholders’ Equity	58,569,031	14,779,776

Commitments (Note 12)
Subsequent event (Note 13)
The accompanying notes are an integral part of these consolidated financial statements

PATCH INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)
(unaudited)

	For the Three Months Ended February 28		For the Nine Months Ended February 28
	2007	2006	2007	2006
	$	$	$	$
Revenue
Oil and gas	~~34,710~~563	~~58,345~~29,599	~~100,319~~8,606	~~142,427~~39,817

Expenses
Depletion, depreciation, impairment and accretion	~~7,584~~2,888	~~55,640~~51,668	~~48,123~~28,489	~~90,265~~74,850
Dry hole costs	1,291,483	-	1,291,483	-
General and administrative	2,761,088	655,876	4,387,829	1,440,833
Oil and gas production, royalties and other	~~12,628~~6,538	~~118,663~~113,956	~~41,461~~11,378	~~156,081~~130,562

Total Operating Expenses	~~4,072,783~~4,061,997	~~830,179~~821,500	~~5,768,896~~5,719,179	~~1,687,179~~1,646,245

Other Income

Interest and other	(38,075)	63,821	112,671	64,441
Gain on sale of available-for-sale securities	6,074,719	275,129	13,684,318	6,228,130
Non-controlling interest in net loss	3,884	-	23,649	-

Total Other Income	6,040,528	338,950	13,820,638	6,292,571

Net Income (Loss) Before Discontinued Operations	1,979,094	(452,951)	8,110,065	4,686,143

Discontinued operations (Note 13)	23,361	20,067	41,996	61,676

Income (Loss) Before Income Taxes	2,002,455	(432,884)	8,152,061	4,747,819

Provision For Income Taxes
Current	(392,760)	(10,243)	(2,671,261)	(2,110,243)
Deferred	(196,766)	-	(196,766)	-

	(589,526)	(10,243)	(2,868,027)	(2,110,243)
Net Income (Loss)	1,412,929	(443,127)	5,284,034	2,637,576

Other Comprehensive Income (Loss) (Note 11)

Available-for-sale securities:
Reclassification to realized gain	(2,617,231)	(186,000)	(7,240,999)	(1,865,000)
Holding gain (loss)	(2,094,768)	500,000	-	3,587,000
Increase (decrease) in unrealized gain on available-for-sale securities	(4,711,999)	314,000	(7,240,999)	1,722,000

Foreign currency translation adjustment	(119,035)	-	(179,734)	-

Other Comprehensive Income (Loss)	(4,831,034)	314,000	(7,420,733)	1,722,000

Comprehensive Income (Loss)	(3,418,105)	(129,127)	(2,136,699)	4,359,576

Net Income Per Share

Basic	0.07	(0.03)	0.31	0.20
Diluted	0.07	(0.03)	0.31	0.19
Weighted Average Number Of Common Stock Outstanding

Basic	19,173,000	13,775,000	16,820,000	13,457,000
Diluted	19,209,000	14,383,000	16,856,000	13,729,000

The accompanying notes are an integral part of these consolidated financial statements

PATCH INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)
(unaudited)

	For the Nine Months Ended February 28
	2007	2006
	$	$
Operating Activities
Net income	5,284,034	2,637,576
Adjustments for items not involving cash:
Depletion, depreciation, impairment and accretion	48,878	90,265
Stock-based compensation	2,384,676	490,079
Deferred income taxes	196,766	-
Gain on sale of available-for-sale securities	(13,684,318)	(6,228,130)
Non-controlling interest in net loss	(23,649)	-
Decrease (increase) in accounts receivable	(100,622)	(23,363)
(Increase) decrease in prepaid expenses and other	(39,379)	(530)
Increase in due to related parties	(98,562)	(256,157)
Increase in accounts payable and accrued liabilities	(6,329,800)	(88,182)
Increase in income taxes payable	490,261	1,885,000

Net cash used in operating activities	(11,871,715)	(1,493,442)

Investing Activities
Third party contribution to limited partnership	171,223	-
Purchase of equipment	(66,660)	-
Deposit	84,724	-
Oil and gas interests	(14,167,400)	(722,826)
Proceeds on sale of available-for-sale securities	13,684,319	6,228,130

Net cash (used in) provided by investing activities	(293,794)	5,505,304

Financing Activities
Proceeds from special warrants	18,759,033	-
Proceeds from common stock	3,632,680	499,750
Acquisition of treasury stock	(6,309)	(90,559)

Net cash provided by financing activities	22,385,404	409,191

Effect of exchange rate changes on cash	(323,548)	-

Change in cash and cash equivalents for the period	9,896,347	4,421,053

Cash and cash equivalents, beginning of period	4,473,444	128,872

Cash and cash equivalents, end of period	14,369,791	4,549,925

CASH AND CASH EQUIVALENTS CONSIST OF:
Cash in bank	1,868,072	1,536,052
Term deposits	12,501,719	3,013,873
	14,369,791	4,549,925

SUPPLEMENTAL CASH FLOW INFORMATION
Taxes paid	2,256,649	225,243
Interest paid	49,494	36,451

The accompanying notes are an integral part of these consolidated financial statements

PATCH INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(Stated in U.S. Dollars)
(unaudited)

							Accumulated
					Capital in	Stock	Other
	Preferred Stock		Common Stock		Excess of	Subscriptions	Comprehensive
	Shares	Amount	Shares	Amount	Par Value	Receivable	Income	Deficit	Total

Balance, May 31, 2006	-	$-	15,163,112	$15,163	$3,335,380	$-	$7,352,558	$987,862	$11,690,963

Stock options exercised for cash	-	-	1,590,000	1,590	1,144,410	(117,790)	-	-	1,028,210

Common stock issued for consulting and investor relations services	-	-	252,250	252	300,660	-	-	-	300,912

Common stock issued by private placement	-	-	3,240,000	3,240	2,601,229	-	-	-	2,604,469

Acquisition of treasury stock and cancelled	-	-	(3,588)	(3)	(1,127)	-	-	(3,623)	(4,753)

Acquisition of treasury stock			(2,000)	(2)	(1,553)	-	-	-	(1,555)

Acquisition of Damascus Energy Inc.	1	-	-	-	-	-	-	-	-

Acquisition of 1289307 Alberta Ltd.	1	-	-	-	-	-	-	-	-

Stock-based compensation	-	-	-	-	2,083,764	-	-	-	2,083,764

Accumulated other comprehensive income	-	-	-	-	-	-	(7,420,733)	-	(7,420,733)

Net income for the period	-	-	-	-	-	-	-	5,284,034	5,284,034

Balance, February 28, 2007	2	$-	20,239,774	$20,240	$9,462,763	$(117,790)	$(68,175)	$6,268,273	$15,565,311

All per share amounts have been retroactively restated to reflect the 1 for 10 reverse common stock split on

July 25, 2005 and the 2.5 for 1 forward common stock split on March 27, 2006.

PATCH INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007
(Stated in U.S. Dollars)
(unaudited)

1.	BASIS OF PRESENTATION

The unaudited consolidated financial information furnished herein reflects all adjustments, which in the opinion of management, are necessary to fairly state the Company’s consolidated financial position and the results of its consolidated operations for the periods presented.  This report on Form 10-QSB should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s Form 10-KSB for the fiscal year ended May 31, 2006.  The Company assumes that the users of the interim financial information herein have read or have access to the audited financial statements for the preceding fiscal year and that the adequacy of additional disclosure needed for a fair presentation may be determined in that context.  Accordingly, footnote disclosure, which would substantially duplicate the disclosure contained in the Company’s Form 10-KSB for the fiscal year ended May 31, 2006, has been omitted.  The results of operations for the three and nine-month periods ended February 28, 2007 are not necessarily indicative of results that may be expected for the fiscal year ending May 31, 2007.  These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented.

2.	RECENT PRONOUNCEMENTS

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115.”  This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates.  After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred.  SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption.  The Company is currently evaluating the impact that SFAS No. 159 may have on the financial position, results of operations and cash flows of the Company.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization.  This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements.  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

PATCH INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007
(Stated in U.S. Dollars)
(unaudited)

2.	RECENT PRONOUNCEMENTS (Continued)

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

PATCH INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007
(Stated in U.S. Dollars)
(unaudited)

3.	AVAILABLE-FOR-SALE SECURITIES

At February 28, 2007, the Company owns no ordinary shares (May 31, 2006 – 6,791,937) of Pharmaxis Ltd. (“Pharmaxis”), an Australian company listed on the Australian Stock Exchange. The Company recorded the ordinary shares of Pharmaxis at market value, net of tax.

During the nine-month period ended February 28, 2007, the Company sold 6,791,937 Pharmaxis shares for gross proceeds of $13,684,319, and realized a gain of $13,684,318, before applicable taxes.

Market Value February 28,
2007

No ordinary shares	$-

Market Value May 31,
2006

6,791,937 ordinary shares	$7,241,000

The Company paid Australian taxes of $2,256,649 (AUS$2,861,657) on sales of Pharmaxis’ shares up to May 31, 2006, on December 1, 2006.  The Company has accrued an estimate of Australian taxes of $2,671,261 (AUS$3,367,702) on sales of Pharmaxis’ shares during the nine-month period ended February 28, 2007.

4.	OIL AND GAS INTERESTS

	February 28, 2007	May 31, 2006

OIL AND GAS INTERESTS – SUCCESSFUL EFFORTS METHOD

Balance beginning of the period	$2,964,017	$198,284
Expenditures	39,681,046	3,029,321
Depletion and depreciation	(40,674)	(193,888)
Dry well and abandoned interests	-	(69,700)

Balance end of the period	$42,604,389	$2,964,017

Represented by:

British Columbia, Canada
Non-producing interests	$428,977	$-

	428,977	-
Alberta, Canada
Non-producing interests	42,076,374	2,846,147
Producing interests subject to depletion and amortization	151,974	150,739
Accumulated depletion and depreciation	(142,462)	(121,060)

	42,085,886	2,875,826
Saskatchewan, Canada
Producing interests subject to depletion and amortization	293,285	243,004
Accumulated depletion and depreciation	(203,759)	(154,813)

	89,526	88,191

	$42,604,389	$2,964,017

PATCH INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007
(Stated in U.S. Dollars)
(unaudited)

5.	ACQUISITIONS

a)
The Company entered into a Share Exchange Agreement dated December 1, 2006 with Damascus Energy Inc. (“Damascus”), whereby the Company would acquire 100% of the issued and outstanding share capital of Damascus.  The transaction closed on December 15, 2006, and is accounted for using the purchase method.  Under the terms of the Share Exchange Agreement, because the Company did not have enough authorized shares to effect the transaction, Patch Energy Inc. (“Energy”) (a wholly-owned subsidiary of the Company) acquired all of the issued and outstanding common shares of Damascus (18,852,978 common shares) in consideration for one share of Class A Preferred Voting Stock of the Company (the “Preferred Voting Share”) and 9,426,489 shares of Series A Preferred Stock of Energy (the “Exchangeable Shares”) that are exchangeable for 9,426,489 shares of the Company’s common stock.  ~~The Preferred Voting Share entitles the holder to attend and vote at all meetings of holders of shares of common stock of the Company.  The maximum number of votes attached to the Preferred Voting Share equals the number of shares of common stock of the Company into which the Energy Exchangeable Shares issued in conjunction with the Preferred Voting share are at that time outstanding are then exchangeable.~~Refer to Note 8.  The Exchangeable Shares will be exchanged when the Company has increased its authorized common stock, however no recourse exists should approval not be received by the Company allowing for the conversion of the Exchangeable Shares into the Company’s common stock.  The shares were valued at $1.32, based upon the weighted average market price of the Company’s common shares at the closing date of the transaction.  The president of Damascus, who was also a director of Energy prior to the acquisition, was appointed to serve as a director of the Company.  A director of Energy received $244,840 (CAD$283,019) in connection with the acquisition.

      The purchase price was allocated to the following assets and liabilities:

Accounts receivable	$279,368
Oil and gas properties	23,475,628
Accounts payable and accrued liabilities	(7,597,054)
Other current liabilities	(427,871)
Asset retirement obligation	(73,534)
Future income taxes	(3,213,572)

Paid by issuance of 9,426,489 shares of Series A preferred stock of Patch Energy Inc., and 1 share of Class A preferred voting stock of Patch International Inc.	$12,442,965

Pro Forma Results (unaudited):

The pro forma data of the Company set forth below gives effect to the purchase transactions completed in fiscal 2007 as if they had occurred at the beginning of fiscal 2007 and at the beginning of fiscal 2006.  The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations of the Company that would have been reported had the acquisition been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations of the Company.

	June 1, 2006 to February 28,	June 1, 2005 to February 28,
	2007	2006
	$	$

Pro Forma Revenue	100,319	142,427

Pro Forma Net Income	4,538,394	2,639,665

Pro Forma Net Income Per Share – Basic and Diluted	0.27	0.20

PATCH INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007
(Stated in U.S. Dollars)
(unaudited)

5.	ACQUISITIONS (Continued)

b)
The Company entered into a Share Exchange Agreement dated December 21, 2006 with 1289307 Alberta Ltd. (“1289307”), whereby the Company would acquire 100% of the issued and outstanding share capital of 1289307.  The transaction closed on January 16, 2007, and is accounted for using the purchase method.  Under the terms of the Share Exchange Agreement, because the Company did not have enough authorized shares to effect the transaction, Energy acquired all of the issued and outstanding common shares of 1289307 (500,000 common shares) in consideration for one share of Class B Preferred Voting Stock of the Company (the “Preferred Voting Share”) and 500,000 shares of Series A Preferred Stock of Energy (the “Exchangeable Shares”) that are exchangeable for 500,000 shares of the Company’s common stock.  ~~The Preferred Voting Share entitles the holder to attend and vote at all meetings of holders of shares of common stock of the Company.  The maximum number of votes attached to the Preferred Voting Share equals the number of shares of common stock of the Company into which the Energy Exchangeable Shares issued in conjunction with the Preferred Voting share are at that time outstanding are then exchangeable.~~Refer to Note 8.  The Exchangeable Shares will be exchanged when the Company has increased its authorized common stock, however no recourse exists should approval not be received by the Company allowing for the conversion of the Exchangeable Shares into the Company’s common stock.  The shares were valued at $1.32, based upon the weighted average market price of the Company’s common shares at the closing date of the transaction.  A private Alberta company controlled by an officer of the Company was repaid $1,000,000 for a promissory note in connection with the acquisition.

      The purchase price was allocated to the following assets and liabilities:

Accounts receivable	$1
Oil and gas properties	1,994,644
Other current liabilities	(24,057)
Promissory note payable	(1,000,000)
Future income taxes	(310,588)

Paid by issuance of 500,000 shares of Series A preferred stock of Patch Energy Inc., and 1 share of Class B preferred voting stock of Patch International Inc.	$660,000

The holders of the Series A Preferred shares of Patch Energy Inc. do not have any voting or economic interest in the operations and assets of Patch Energy Inc.

The value of the purchase price calculated in both Notes 5(a) and (b) totalling $13,102,965 has been presented as a liability on the face of the balance sheet as at February 28, 2007. In accordance with EITF – 00-19 - Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, the Company determined that, at the classification assessment date, share settlement was not within the control of the Company, as shareholder approval was required, and therefore the value of the exchangeable shares is classified as a liability.

6.	DUE TO/FROM RELATED PARTIES

a)
Related parties include former and current directors and officers and companies with common management and directorships.  Related party accounts are unsecured with no fixed terms of interest or repayment.  At February 28, 2007, $1,012,836 (May 31, 2006 - $86,878 owing to related parties) was due from related parties.

b)
At the time of acquisition of Damascus Energy Inc. the president of Damascus was also a director of Energy.  In conjunction with this (as disclosed in Note 5(a)) a director of the Company received $244,840 (CAD$283,019).

c)	In conjunction with the acquisition of 1289307 Alberta Ltd. (as disclosed in Note 5(b)) the Company assumed a liability to an officer in the amount of $1,000,000.

d)
During the nine-month period ended February 28, 2007, the Company paid $525,298 (2006 - $144,906) in management fees to current and former directors and officers of the Company, of which $415,000 related to severance pay to former directors and officers.

e)	A finders’ fee of $114,428 (CAD$132,300) was paid to an officer of the Company in connection with the flow-through private placement as described in Note 9.

PATCH INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007
(Stated in U.S. Dollars)
(unaudited)

7.	ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated by management based on the Company’s net ownership in wells and facilities, estimated costs to reclaim and abandon wells and facilities and the estimated timing of the costs to be incurred in future periods.  At February 28, 2007 the total undiscounted value of the total asset retirement obligation is estimated to be $344,290.  These payments are expected to be made over the next 3 years.  The Company’s credit adjusted risk free rate of eight percent and an inflation rate of 1.5 per cent were used to calculate the present value of the asset retirement obligation.

The following table reconciles the Company’s asset retirement obligations:

	For the Nine Months Ended February 28, 2007	For the Year Ended May 31, 2006

Beginning asset retirement obligations	$34,379	$-
Liabilities acquired	73,534	-
Liabilities incurred	217,513	32,834
Accretion	1,188	1,545

Total asset retirement obligations	$326,614	$34,379

8.	PREFERRED STOCK

The Company authorized two classes of preferred voting stock during the nine-month period ended February 28, 2007 as follows: one share of Class A Preferred Voting Stock, par value of $0.01 per share, and 10,000 shares of Class B Preferred Voting Stock, par value of $0.01 per share.  Refer to Notes 5(a) and (b).

The Class A Preferred Voting Stock has no dividend, or liquidation preferences over common stock holders.  This Class A Preferred Voting Share entitles 1286664 Alberta Ltd., as the trustee under the Exchange and Voting Trust Agreement and registered holder thereof, to attend and vote at all meetings of holders of shares of our common stock on behalf of the former shareholders of Damascus.  The maximum number of votes attached to this Class A Preferred Voting Share is that number of shares of the Company’s common stock into which the Exchangeable Shares issued in conjunction with the Class A Preferred Voting Share and at that time outstanding are then exchangeable, which is 9,426,489 as of the date of this financial statement.  The Class A Preferred Voting Share may be voted by proxy on all matters that may properly come before a meeting of our common shareholders. Prior to delivering a Class A Preferred Voting Share proxy, the trustee of the Class A Preferred Voting Share shall be obligated to determine the manner in which the holders of the then outstanding Exchangeable Shares issued in conjunction with the Class A Preferred Voting Share would vote on each matter put before the meeting of common shareholders.  The holder of the Class A Preferred Voting Share is then obligated to complete the Class A Preferred Voting Share proxy and record as votes in favor of the matter that number of votes equal to the number of common shares into which the Exchangeable Shares which voted in favor of the matter are then exchangeable and record as votes against the matter that number of votes equal to the number of the common shares into which the Exchangeable Shares which voted against the matter are then exchangeable.  The trustee is not entitled to cast any vote (either positive or negative) for which proxies have not been returned by the holder of the Exchangeable Shares.

The Company has also designated 10,000 shares of Class B Preferred Voting Stock, of which one share is issued and outstanding.  The Class B Preferred Voting Stock has no dividend, or liquidation preferences over common stock holders.  This Class B Preferred Voting Share entitles 1286664 Alberta Ltd., as the trustee under the Exchange and Voting Trust Agreement and registered holder thereof, to attend and vote at all meetings of holders of shares of our common stock on behalf of the shareholders of 1289307 Alberta Ltd.  The maximum number of votes attached to this Class B Preferred Voting Share is that number of shares of the Company’s common stock into which the Exchangeable Shares issued in conjunction with the Class B Preferred Voting Share and at that time outstanding are then exchangeable, which is 500,000 as of the date of this financial statement.  Except for the number of votes, the Class B Preferred Voting Stock is identical to the Class A Preferred Voting Stock.

PATCH INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007
(Stated in U.S. Dollars)
(unaudited)

9.	COMMON STOCK

During the nine-month period ended February 28, 2007, the Company issued 1,590,000 shares of common stock and received $1,111,000 in cash proceeds from the exercise of stock options.  The Company has recorded a stock subscription receivable of $117,790 related to these stock option exercises.

On June 23, 2006, the Company purchased 3,588 of its shares on the open market at an average price of $1.32 per share.

On July 26, 2006, the Company issued 222,250 shares of common stock at a price of $1.25 per share for investor relation services.

On September 15, 2006, the Company purchased 2,000 of its shares on the open market at a price of $0.78 per share~~.~~.  These 2,000 shares are held in treasury for cancellation.  The 2,000 treasury shares are not included in the Company’s issued and outstanding shares for financial reporting purposes.

On October 24, 2006, the Company issued 30,000 shares for investor relations services valued at $23,100.

On November 3, 2006, the Company filed a form S-8 Registration Statement in connection with a 2006 Stock Option Plan allowing for the granting of options to acquire up to a total of 1,500,000 shares.

During the nine-month period ended February 28, 2007, the Company completed a private placement and issued an aggregate 3,240,000 shares at a price of CAD$1.00 per share on a flow-through basis for proceeds of $2,798,400 (CAD$3,240,000).  In connection with the private placement, the Company paid a finder’s fee of 7% ($193,932 (CAD$224,350)), of which $114,428 (CAD$132,300) was paid to an officer of the Company.  The shares were issued pursuant to Regulation S under the Securities Act of 1933, as the sales were made in “offshore transactions”.

The Company had previously proposed the distribution of a cash dividend on a pro-rata basis of 50% of the net proceeds of the sale of its investment in Pharmaxis Ltd. (the “Pharmaxis Shares”). Net proceeds include the costs associated with the sale of the Pharmaxis shares and related taxes. The directors of the Company had fixed July 30, 2004 as the record date. The Company did not receive approval from the NASD and the SEC, therefore, the board of directors was unable to declare a dividend for shareholders of record as of July 30, 2004 and did not proceed with the dividend payment.

A summary of the Company’s stock option activity is as follows:

		Weighted
	Number	Average
	Of	Exercise
	Options	Price

Outstanding June 1, 2006	2,272,500	$0.75
Granted	3,090,000	1.18
Expired	(300,000)	0.39
Forfeited	(622,500)	0.55
Exercised	(1,590,000)	0.72

Outstanding February 28, 2007	2,850,000	$1.20

Exercisable February 28, 2007	-	-

As at February 28, 2007, the weighted average remaining contractual life of the outstanding options is 4.8 years, and the aggregate intrinsic value of the options is $3,534,000.

PATCH INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007
(Stated in U.S. Dollars)
(unaudited)

9.	COMMON STOCK

A summary of the status of the Company’s nonvested shares as of February 28, 2007, and changes during the nine-month period ended February 28, 2007, is presented below:

Nonvested shares	Number of Shares	Weighted-Average Grant-Date Fair Value

Nonvested at June 1, 2006	485,000	$0.61
Granted	3,090,000	1.24
Vested	(725,000)	0.65

Nonvested at February 28, 2007	2,850,000	$1.29

Prior to June 1, 2006, the Company accounted for stock-based awards under the recognition and measurement provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” using the intrinsic value method of accounting. Effective June 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R “Share Based Payments”, using the modified prospective transition method. Under that transition method, compensation cost is recognized for all stock-based payments granted prior to, but not yet vested as of June 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and compensation cost for all stock-based payments granted subsequent to June 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated.

As a result of adopting SFAS 123R on June 1, 2006, the Company’s net income for the nine-month period ended February 28, 2007 is $1,406,838 lower than if it had continued to account for share-based compensation under APB No. 25. Basic and diluted net income per share for the nine-month period ended February 28, 2007 would have been $0.08 per share lower than as reported.

During the nine-month period ended February 28, 2007, stock-based compensation amounting to $2,083,764 was recorded. During the nine-month period ended February 28, 2007, stock options for stock-based compensation were issued as follows: 50,000 stock options priced at $0.90 per share, 190,000 stock options priced at $0.90 per share and 2,850,000 stock options priced at $1.20 per share.  Stock-based compensation also includes amounts relating to the repricing of 485,000 stock options on August 30, 2006, from $1.54 to $0.90 per share, which were previously granted on May 15, 2006.

For the nine-month period ended February 28, 2006, had compensation cost been recognized on the basis of fair value, pursuant to SFAS No. 123, net loss and loss per share would have been as follows:

	Three Months Ended	Nine Months Ended
	February 28,	February 28,
	2006	2006

Net income (loss) - as reported	$(443,127)	$2,637,576
Add: Stock-based compensation expense included in net loss - as reported	248,950	490,079
Deduct: Stock-based compensation expense determined under fair value method	(292,832)	(755,711)

Net income (loss) - Pro-Forma	$(487,009)	$2,371,944

Basic net income (loss) per share – as reported	$(0.03)	$0.20
Diluted net income (loss) per share – as reported	$(0.03)	$0.19

Basic net income (loss) per share – Pro-Forma	$(0.04)	$0.17
Diluted net income (loss) per share – Pro-Forma	$(0.03)	$0.17

PATCH INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007
(Stated in U.S. Dollars)
(unaudited)

9.	COMMON STOCK (Continued)

For the nine-month period ended February 28, 2006, stock-based compensation of $490,079 was recorded.  The fair value of each option granted during the nine months February 28, 2006 was estimated using the Black-Scholes option pricing model assuming a dividend yield of 0.0%, expected volatility of 156%, risk free interest rate of 3.93%, and weighted average expected option terms of 1.6 years.

The weighted average fair value of the options granted during the nine-month period ended February 28, 2007 was $1.24 and was estimated using the Black-Scholes option pricing model using the following weighted-average assumptions: a dividend yield of 0.0%; expected volatility of 164%; risk free interest rate of 4.62%; and expected life of 4.75 years.

10.	SPECIAL WARRANTS AND FLOW-THROUGH SPECIAL WARRANTS

On February 27, 2007, the Company completed a private placement of 8,302,000 Special Warrants at $1.50 per Special Warrant, and 4,653,750 Flow-through Special Warrants at $1.65 per Flow-through Special Warrant for total gross proceeds of $20,131,687. Net proceeds of $18,759,033 were received, after commissions and professional fees paid. Of the Flow-through Special Warrants, 4,408,750 were issued on a brokered basis, and 245,000 were issued on a non-brokered basis.

The Company has accounted for the net proceeds received as a long-term liability, as the Company must settle in cash to the warrant holders, if certain conditions are not met.

Each Special Warrant entitles the holder to acquire, for no additional consideration, one share of the Company’s increasing its authorized number of shares of common stock.  Each Unit consists of one share of the Company’s common stock and one common share Bonus Warrant.  Each Bonus Warrant entitles the holder to receive, without additional consideration, up to 0.10 shares of the Company’s common stock, subject to the Company not completing certain filings on or before April 28, 2007 and not, (i) becoming a “reporting issuer” in any province or territory of Canada; (ii) having a registration statement declared effective in the United States; and (iii) having its common stock listed on the TSX Venture Exchange or Toronto Stock Exchange on or before September 25, 2007.

Each Flow-through Special Warrant entitles the holder to acquire, for no additional consideration, on shares of the Company’s common stock upon the Company increasing its authorized number of share of the Company’s common stock.

The Company paid $1,183,646 in cash commissions to the agents and issued non-transferable agents’ warrants to purchase up to 762,645 shares of the Company’s common stock at an exercise price of $1.50 per share on the later of: (i) February 27, 2008; and (ii) six months from the date the securities issued under the private placement are free from trading restrictions in the United States and Canada, but no later than February 27, 2009.  The fair value of the Agents’ warrants of $1,281,244 was estimated using the Black-Scholes option pricing model using the following weighted-average assumptions: a dividend yield of 0.0%; expected volatility of 138%; risk free interest rate of 4.54%; and expected life of 2 years.  For the nine-month period ended February 28, 2007, $14,080 has been determined to be the fair value representing the vested portion of the Agents’ warrants.

PATCH INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007
(Stated in U.S. Dollars)
(unaudited)

11.	TAX EFFECTS OF OTHER COMPREHENSIVE (LOSS)/INCOME

Components of other comprehensive income (loss) are as follows:

	For the Nine Months Ended
	February 28, 2007

	Before-Tax	Tax (Expense)	Net-of-Tax
	Amount	Or Benefit	Amount

Available-for-sale securities:
Decrease in unrealized gain on available for sale securities	$(10,344,284)	$3,103,285	$(7,240,999)
Holding gain	-	-	-
(Decrease) in unrealized gain on available-for-sale securities	(10,344,284)	3,103,285	(7,240,999)

Foreign currency translation adjustment	(179,734)	-	(179,734)

Other comprehensive (loss)	$(10,524,018)	$3,103,285	$(7,420,733)

	For the Nine Months Ended
	February 28, 2006

	Before-Tax	Tax (Expense)	Net-of-Tax
	Amount	Or Benefit	Amount

Available-for-sale securities:
Decrease in unrealized gain on available for sale securities	$(2,664,286)	$799,286	$(1,865,000)
Holding gain	5,124,286	(1,537,286)	3,587,000

Other comprehensive income	$2,460,000	$(738,000)	$1,722,000

12.	COMMITMENTS

a)         The Company entered into a “Farm-in” agreement on the Dover property (the “Dover agreement”) on November 30, 2006 with Bounty Developments.  Through the terms of the Dover agreement the Company has earned a 50% working interest in the Dover property, as of the date of these financial statements.

In addition the Company can earn an additional 30% working interest (aggregate 80% undivided working interest) by drilling and evaluating a minimum of 16 evaluation wells through the McMurray formation at mutually agreed locations on the Dover leases; and completing a 2D seismic program on or before March 31, 2007 at a minimum cost of $1,500,000.  As of the date of these financial statements, the Company expects to have met these commitments to earn the additional 30% working interest.

PATCH INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2007
(Stated in U.S. Dollars)
(unaudited)

12.	COMMITMENTS (Continued)

b)         On December 21, 2006 the Company’s wholly-owned subsidiary was conveyed an interest with Bounty Developments to “Farm-in” on the Firebag Oil Sands property.  The Company has earned a 25% working interest in the lands.

The Company shall earn an additional 25% undivided working interest (an aggregate 50% working interest) in the Firebag Oil Sands Project subject to spudding 8 evaluation wells at mutually agreeable locations on the properties and the completion of a 2D seismic program on the properties at a minimum cost of $1,033,680 (CAD$1,200,000) but not to exceed $1,292,100 (CAD$1,500,000) on or before March 31, 2007.

Upon the Company earning its initial 50% undivided working interest in the Firebag Oil Sands Project, the Company shall earn an additional 25% individual working interest (an aggregate 75% working interest) in the Firebag Oil Sands Project, subject to the following:

i)	a payment to Bounty in the amount of $2,153,500 (CAD$2,500,000) on or before April 1, 2007 (paid); and

ii)
on or before April 1, 2008, spudding 4 evaluation wells at mutually agreeable locations on the properties and the completion of a 2D seismic program on the properties at a minimum cost of $473,770 (CAD$550,000) but not to exceed $559,910 (CAD$650,000) on or before March 31, 2008.

13.	SUBSEQUENT EVENT

On March 8, 2007, the Company completed a transaction with Great Northern Oilsands Inc. (“Great Northern”), whereby Great Northern acquired various oil sands assets and conventional oil and gas properties in Western Canada. The conventional oil and gas assets included all the conventional oil and gas interests held by Damascus.  The Company received cash and share consideration of approximately $2,595,300 (CAD$3,000,000) in total, of which management estimates CAD$800,000 was attributed to the sale of the Company’s conventional oil and gas assets.  As at February 28, 2007, the Company had received $84,724 (CAD$100,000) from Great Northern.  The share consideration will be 1,000,000 Rule 144 restricted shares.

The results of discontinued operations are summarized as follows:

	Three Months Ended February 28,	Three Months Ended February 28,	Nine Months Ended February 28,	Nine Months Ended February 28,
	2007	2006	2007	2006
	$	$	$	$

Revenue
Oil and gas	34,940	28,746	91,714	102,611

	34,940	28,746	91,714	102,611

Expenses	11,579	8,679	49,718	40,935

Net Operating Income (Loss) From Discontinued Operations	23,361	20,067	41,996	61,676

PATCH INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(Stated in U.S. Dollars)

							Accumulated
				Capital in		Stock	Other
	Common Stock			Excess of		Subscriptions	Comprehensive
	Shares		Amount	Par Value		Receivable	Income	Deficit	Total

Balance, May 31, 2002	~~1~~-		$-	$-		$-	$-	$(24,396)	$(24,396)

Common stock issued for cash at $0.001	~~11,669,999~~2,917,500		11,670	-		-	-	-	11,670

Common stock issued for cash at $0.02	~~5,000,000~~1,250,000		100,000	-		-	-	-	100,000

Common stock issued for cash at $0.10	~~667,000~~166,750		66,700	-		-	-	-	66,700

Stock subscription receivable	-		(1,700)	-		-	-	-	(1,700)

Net loss for the year	-		-	-		-	-	(79,049)	(79,049)

Balance, May 31, 2003	~~17,337,000~~4,334,250		176,670	-		-	-	(103,445)	73,225

Stock subscription received	-		1,700	-		-	-	-	1,700

Common stock issued for cash at $0.08	~~895,625~~223,906		71,650	-		-	-	-	71,650

~~Adjustment to number of common stock issued and outstanding as a result of the acquisition of Patch Energy Inc.~~	~~(18,232,625~~	~~)~~	~~(250,020  )~~	-		-	-	-	~~(250,020  )~~

Outstanding shares of Praxis Pharmaceuticals, Inc. prior to the acquisition of Patch Energy Inc.	5,157,702		~~5,158~~(240,304)	~~244,862~~88,281		-	-	-	~~250,020~~(152,023)

~~Fair value of shares issued in connection with the acquisition of Patch Energy Inc.~~	 ~~4,558,156~~		~~4,558~~	~~(156,581~~	~~)~~	~~-~~	~~-~~	~~-~~	~~(152,023~~ )

Stock options exercised	356,250		356	178,269		-	-	-	178,625

Stock based compensation	-		-	203,400		-	-	-	203,400

Net Loss for the year	-		-	-		-	-	(534,872)	(534,872)

Balance, May 31, 2004	10,072,108		10,072	469,950		-	-	(638,317)	(158,295)

Stock options exercised for cash	2,079,500		2,080	479,730		(4,000)	-	-	477,810

Stock options exercised for debt	471,392		471	124,769		-	-	-	125,240

Common stock issued for debt	130,410		130	52,034		-	-	-	52,164

Stock based compensation	-		-	284,354		-	-	-	284,354

Accumulated other comprehensive income	-		-	-		-	6,006,999	-	6,006,999

Net loss for the year	-		-	-		-	-	(1,022,463)	(1,022,463)

Balance, May 31, 2005	12,753,410		$12,753	$1,410,837		$(4,000)	$6,006,999	$(1,660,780)	$5,765,809

All per share amounts have been retroactively restated to reflect the 1 for 10 reverse common stock split on

July 25, 2005 and the 2.5 for 1 forward common stock split on March 27, 2006.

Damascus Energy Inc.
STATEMENTS OF CASH FLOWS
(An Exploration Stage Company)
(Stated in U.S. Dollars)

	Accumulated from December 1, 2005 (Date of inception) to December 15, 2006	From January 1, 2006 to December 15, 2006	From December 1, 2005 (Date of inception) to December 31, 2005
	$	$	$
Operating Activities
Net (loss) income	(1,669,273)	(1,153,151)	(516,122)

Adjustments to reconcile net loss to net cash used by operating activities:
Shares issued for compensation	516,338	-	516,338
Dry hole costs and geophysical	693,200	693,200	-

Changes in operating assets and liabilities:
Accounts receivable	(139,817)	(139,817)	-
Accounts payable and accrued liabilities	98,903	97,659	1,244
Other payables	15,350	15,350	-

Net cash (used in) provided by operating activities	(485,299)	(486,759)	1,460

Investing Activities
~~Changes in non cash working capital~~	~~7,123,935~~	~~7,123,935~~	-
Oil and gas expenditures	~~(8,214,092)~~(1,090,157)	~~(8,214,092)~~(1,090,157)	-

Net cash used in investing activities	(1,090,157)	(1,090,157)	-

Financing Activities
Advances from related party	393,967	393,967	-
Common stock issued for cash	1,153,378	898,242	255,136

Net cash provided by financing activities	1,547,345	1,292,209	255,136

Effect of exchange rate changes on cash	9,557	8,538	1,019

Change in cash for the period	(18,554)	(276,169)	257,615

Cash, beginning of period	-	257,615	-

(Bank overdraft) Cash, end of period	(18,554)	(18,554)	257,615

NON-CASH FINANCING ACTIVITY:
Common shares issued for oil and gas property and finders’ fees	5,179,567	5,179,567	-
	5,179,567	5,179,567	-

SUPPLEMENTAL CASH FLOW INFORMATION:
Taxes paid	-	-	-
Interest paid	-	-	-

The accompanying notes are an integral part of these financial statements